                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2001


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from                 to
                               ---------------    ---------------

Commission File No. 033-73340-01


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    John Q. Hammons Hotels, L.P. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          John Q. Hammons Hotels, Inc.
                     300 John Q. Hammons Parkway, Suite 900
                           Springfield, Missouri 65806

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        JOHN Q. HAMMONS HOTELS, L.P.
                                        401(k) PLAN



                                        By:  /s/ Kent Foster
                                             ----------------------------------
                                             KENT FOSTER
                                             Administrator


                                        Date: June 5, 2002

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN



Financial Statements
As of December 31, 2001 and 2000

Together With Auditors' Report

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Index
--------------------------------------------------------------------------------

                                                                       Page(s)
                                                                       -------
Report of Independent Public Accountants                                   1

Statements of Net Assets Available for Plan Benefits                       2

Statement of Changes in Net Assets Available for Plan Benefits             3

Notes to Financial Statements                                             4-7

Schedule of Assets Held for Investment Purposes at End of Year             8

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


Report of Independent Public Accountants



To the Trustees of
     John Q. Hammons Hotels, L.P.
     401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the JOHN Q. HAMMONS HOTELS, L.P. 401(k) PLAN (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the John Q. Hammons Hotels, L.P. 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


Cincinnati, Ohio
     May 29, 2002

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                          2001          2000
                                                      -----------   -----------
ASSETS:
  CASH                                                $   114,467   $    83,210

  INVESTMENTS, at market value (Notes 2 and 3)          8,122,712     6,923,531

  RECEIVABLES:
     Employee contributions                                    --           311
     Employer contributions                                    --           145
     Accrued income                                            36           195
                                                      -----------   -----------
                  Total assets                          8,237,215     7,007,392

LIABILITIES:
  EXCESS EMPLOYEE CONTRIBUTIONS                                --        (1,547)
                                                      -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $ 8,237,215   $ 7,005,845
                                                      ===========   ===========

The accompanying notes to financial statements are an integral part of these statements.

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

NET INVESTMENT LOSS (Notes 2 and 3):                                       $  (793,168)

CONTRIBUTIONS (Note 1):
  Participant elective deferrals and rollovers                               2,297,125
  Employer, net of forfeitures (Note 1)                                        750,981
                                                                           -----------
                  Total contributions                                        3,048,106
                                                                           -----------
ADMINISTRATIVE EXPENSES                                                        (54,135)

DISTRIBUTIONS TO PARTICIPANTS                                                 (969,433)
                                                                           -----------

                  Net increase in net assets available for plan benefits     1,231,370

 NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                          7,005,845
                                                                           -----------
  End of year                                                              $ 8,237,215
                                                                           ===========


The accompanying notes to financial statements are an integral part of this statement.

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(1)      Plan Description-

         The following description of the John Q. Hammons Hotels, L.P. 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

         (a) General--The Plan is a defined contribution plan established by John Q. Hammons Hotels, L.P. (the Company) on January 1, 1996. All employees of the Company who are age 18 or older and have completed one-half year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         (b) Plan Administration--Effective January 1, 1998, Smith Barney Corporate Trust Company (Smith Barney) was appointed as the Plan's trustee and Milliman and Robertson, Inc. was appointed as the Plan's recordkeeper. The Plan is administered by an employee of the Company as appointed by the Company's Board of Directors.

         (c) Contributions--Participants may contribute elective deferrals to the Plan on a before-tax basis based on a percentage of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company provides a required matching contribution equal to 50% of each participant's elective deferrals up to a maximum of 3% of compensation per payroll period. In addition to the required matching contributions, the Company may contribute a discretionary matching contribution. The Company made no discretionary contributions in 2001.

         (d) Participant Accounts--Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

         (e) Vesting--Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. Participants vest according to the following schedule:

                                Less than two years       0%
                                Years two through five   20% per year
                                Six years or more       100%

                  If a participant dies or becomes disabled while still employed by the Company, he becomes 100% vested.

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                  If a participant terminates employment due to the sale, closure or other disposition of a hotel owned by the Company, such participant shall become 100% vested in his account under the Plan unless the participant is re-employed by the last day of the Plan year in which such sale, closure or other disposition occurred.

         (f) Forfeitures--Forfeitures of Company matching contributions are used to reduce future Company contributions to the Plan. For the year ended December 31, 2001, forfeitures of approximately $62,000 were used to reduce Company contributions to the Plan. At December 31, 2001 and 2000, forfeitures of approximately $5,000 and $21,000, respectively, remained in the Plan.

         (g) Payment of Benefits--Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

         (h) Administrative Expenses--Administrative expenses principally represent trustee and recordkeeper expenses of the Plan. The Company also provides certain administrative services at no cost to the Plan.

(2)      Significant Accounting Policies-

         (a) Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting.

         (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

         (c) Investment Valuation--Cash equivalents are stated at cost, which approximates fair value. Investments are stated at fair value as determined by the trustee by reference to published market data. Realized gains and losses on the sale of investments and the unrealized gains and losses of investments are reported currently in the statement of changes in net assets available for plan benefits. The computation of unrealized gains and losses of investments is based on the market values of the investments at year end compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year. Realized gains and losses are computed on a moving average basis based on historical cost. Purchases and sales of securities are recorded based on a trade date basis. Dividends are recorded on the ex-dividend date.

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

         (d) Expenses of the Plan--All expenses incurred on the administration of the Plan, except for certain trustee and recordkeeper fees, are paid directly by the Company.

         (e)      Payments of Benefits--Benefits are recorded when paid.

         (f) Reclassifications--Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(3)      Plan Investments-

         Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

         The following investments have fair values in excess of five percent of net assets available for plan benefits at December 31:


                                                                                     2001                2000
                                                                                 -----------         -----------
      Consulting Group Capital Markets Funds
        Government Money Investments                                             $   777,381         $   460,131
      Consulting Group Capital Markets Fund
        Multi-Sector Fixed Income Investments                                        902,848                   -
      Consulting Group Capital Markets Funds
        Intermediate Fixed Income Investments                                              -             620,325
      Consulting Group Capital Markets Funds
        International Equity Investments                                             566,173             528,434
      Consulting Group Capital Markets Funds
        Large Capitalization Growth Investments                                    1,895,612           1,932,572
      Consulting Group Capital Markets Funds
        Large Capitalization Value Equity Investments                              1,450,102           1,293,880
      Consulting Group Capital Markets Funds
        Small Capitalization Growth Investments                                    1,738,223           1,653,047
      John Q. Hammons Hotels, Inc.
        Common Stock                                                                 585,735             435,142

       Net investment income allocated to the Plan for the year ended December 31, 2001 is as follows:

                 Interest and dividends                                            $ 100,229
                 Net depreciation in fair value of investments                      (893,397)
                                                                                   ---------
                          Net investment loss                                      $(793,168)
                                                                                   =========

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

       The Plan's investments (including investments bought, sold and held during the year) depreciated in value for the year ended December 31, 2001 as follows:

                 Mutual funds                                                        $(861,459)
                 Common stock                                                          (31,938)
                                                                                     ---------
                          Net depreciation in fair value of investments              $(893,397)
                                                                                     =========

(4)      Parties-In-Interest-

         Certain plan investments are shares of mutual funds managed by Smith Barney and shares of John Q. Hammons Hotels, Inc. common stock. Smith Barney is the trustee as defined by the Plan and John Q. Hammons Hotels, L.P. is the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions.

(5)      Tax Status-

         The Internal Revenue Service has determined and informed the Company by letter dated November 2, 1998 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving a determination, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)      Priorities Upon Termination of the Plan-

         Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances including employer contributions.

(7)      Subsequent Events-

         Effective January 1, 2002, the Plan was amended and restated to comply with the Uruguay Round Agreements Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and Internal Revenue Restructuring and Reform Act of 1998 (collectively referred to as the GUST amendments) and the Economic Growth and Tax Relief Reconciliation Act of 2001.

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

         Effective March 2002, the Global Sciences and Technology Fund was removed from the participant's investment choices.

                                                    John Q. Hammons Hotels, L.P.
                                                                     401(k) Plan
                                                                    Plan No. 001
                                                                 EIN: 43-1523951
                                                                  2001 Form 5500


JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN


Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year As of December 31, 2001
--------------------------------------------------------------------------------

                                                              DESCRIPTION OF INVESTMENT
    IDENTITY OF ISSUER, BORROWER,           INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR             CURRENT
       LESSOR OR SIMILAR PARTY                                     MATURITY VALUE                                      VALUE
    -----------------------------           -------------------------------------------------------------           -----------
CASH:
*Smith Barney                           Cash                                                                        $  114,467
                                                                                                                    ==========

COMMON STOCK:
*John Q. Hammons Hotels, Inc.           Common Stock                                                                $  585,735
                                                                                                                    ----------

MUTUAL FUNDS:
*Smith Barney                           Consulting Group Capital Markets Funds
                                            Government Money Investments                                               777,381
*Smith Barney                           Consulting Group Capital Markets Funds
                                            Multi-Sector Fixed Income Investments                                      902,848
*Smith Barney                           Consulting Group Capital Markets Funds
                                           International Equity Investments                                            566,173
*Smith Barney                           Consulting Group Capital Markets Funds
                                            Large Capitalization Growth Investments                                  1,895,612
*Smith Barney                           Consulting Group Capital Markets Funds
                                            Large Capitalization Value Equity Investments                            1,450,102
*Smith Barney                           Consulting Group Capital Markets Funds
                                            Small Capitalization Growth Investments                                  1,738,223
*Smith Barney                           Consulting Group Capital Markets Funds
                                            Global Sciences and Technology Investments                                 100,962
*Smith Barney                           Consulting Group Capital Markets Funds
                                            S&P 500 Index Investments                                                   32,555
*Smith Barney                           Consulting Group Capital Markets Funds
                                            Small Cap Value Investments                                                 73,121
                                                                                                                    ----------
                                                                                                                     7,536,977
                                                                                                                    ----------
                                                                                                                    $8,122,712
                                                                                                                    ==========

*Represents a party-in-interest.

The accompanying notes to the financial statements are an integral part of this schedule.

                                  EXHIBIT INDEX

    EXHIBIT NO.       DESCRIPTION
    -----------       -----------
       23.1           Consent of Independent Public Accountants